Filed Pursuant to Rule 424(b)(3)

Registration Statement File No. 333-164232

PROSPECTUS SUPPLEMENT

(To the Prospectus dated June 15, 2011)

GRAYMARK HEALTHCARE, INC.

6,000,000 Shares of Common Stock

Warrants to Purchase up to 6,000,000 Shares of Common Stock

This prospectus supplement supplements the information contained in the Prospectus dated June 15, 2011 (the “Prospectus”). This prospectus supplement is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

This prospectus supplement contains our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 as filed with the Securities and Exchange Commission on November 14, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-34171

GRAYMARK HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

OKLAHOMA	20-0180812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

204 N. Robinson Avenue, Ste. 400

Oklahoma City, Oklahoma 73102

(Address of principal executive offices)

(405) 601-5300

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    ☐  Yes    ☒  No

As of November 14, 2012, 16,640,079 shares of the registrant’s common stock, $0.0001 par value, were outstanding.

GRAYMARK HEALTHCARE, INC.

FORM 10-Q

For the Quarter Ended September 30, 2012

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements under the captions “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 1A. Risk Factors,” and elsewhere in this report constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates,” “believes,” “expects,” “may,” “will,” or “should” or other variations thereon, or by discussions of strategies that involve risks and uncertainties. Our actual results or industry results may be materially different from any future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include general economic and business conditions; our ability to implement our business strategies; competition; availability of key personnel; increasing operating costs; unsuccessful promotional efforts; changes in brand awareness; acceptance of new product offerings; and adoption of, changes in, or the failure to comply with, and government regulations.

Throughout this report the first personal plural pronoun in the nominative case form “we” and its objective case form “us”, its possessive and the intensive case forms “our” and “ourselves” and its reflexive form “ourselves” refer collectively to Graymark Healthcare, Inc. and its subsidiaries and “Sleep Management Solutions,” or “SMS,” refers to our sleep centers and related service and supply business.

i

PART I. FINANCIAL INFORMATION

Item 1. Graymark Healthcare, Inc. Consolidated Condensed Financial Statements.

The consolidated condensed financial statements included in this report have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission. The Consolidated Condensed Balance Sheets as of September 30, 2012 and December 31, 2011, the Consolidated Condensed Statements of Operations for the three month and nine month periods ended September 30, 2012 and 2011, and the Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2012 and 2011, have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. It is suggested that these consolidated condensed financial statements be read in conjunction with the financial statements and the related notes thereto included in our latest annual report on Form 10-K.

The consolidated condensed statements for the unaudited interim periods presented include all adjustments, consisting of normal recurring adjustments, necessary to present a fair statement of the results for such interim periods. The results for any interim period may not be comparable to the same interim period in the previous year or necessarily indicative of earnings for the full year.

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Balance Sheets

(Unaudited)

	September 30, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$113,327	$4,915,032
Accounts receivable, net of allowances for contractual adjustments and doubtful accounts of $3,160,741 and $3,100,612, respectively	3,264,556	3,095,447
Inventories	375,690	427,039
Current assets from discontinued operations	34,486	1,059,023
Other current assets	718,778	274,049

Total current assets	4,506,837	9,770,590

Property and equipment, net	3,128,640	2,935,992
Intangible assets, net	1,092,591	1,214,633
Goodwill	10,688,571	13,729,571
Other assets from discontinued operations	—	54,255
Other assets	266,408	280,289

Total assets	$19,683,047	$27,985,330

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Accounts payable	$2,291,735	$782,367
Accrued liabilities	2,719,741	2,262,096
Current portion of long-term debt	18,423,280	2,071,597
Current liabilities from discontinued operations	580,391	723,274

Total current liabilities	24,015,147	5,839,334

Long-term debt, net of current portion	158,925	17,203,691
Other liabilities	117,282	117,282

Total liabilities	24,291,354	23,160,307
Equity:
Graymark Healthcare shareholders’ equity (deficit):
Preferred stock $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Common stock $0.0001 par value, 500,000,000 shares authorized; 15,195,634 and 15,070,634 issued and outstanding, respectively	1,520	1,507
Paid-in capital	40,214,976	40,080,923
Accumulated deficit	(44,536,078)	(35,113,386)

Total Graymark Healthcare shareholders’ equity (deficit)	(4,319,582)	4,969,044
Noncontrolling interest	(288,725)	(144,021)

Total equity (deficit)	(4,608,307)	4,825,023

Total liabilities and shareholders’ equity (deficit)	$19,683,047	$27,985,330

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Operations

For the Three Months Ended September 30, 2012 and 2011

(Unaudited)

	2012	2011
Net Revenues:
Services	$3,167,411	$3,287,272
Product sales	1,123,607	1,195,700

	4,291,018	4,482,972

Cost of Services and Sales:
Cost of services	1,396,400	1,299,030
Cost of sales	412,876	462,048

	1,809,276	1,761,078

Gross Margin	2,481,742	2,721,894

Operating Expenses:
Selling, general and administrative	3,517,041	3,316,295
Bad debt expense	371,552	387,388
Depreciation and amortization	313,669	279,463

	4,202,262	3,983,146

Other (Expense):
Interest expense, net	(271,363)	(300,791)
Other expense	—	(3,000)

Net other (expense)	(271,363)	(303,791)

Income (loss) from continuing operations, before taxes	(1,991,883)	(1,565,043)
(Provision) benefit for income taxes	—	(3,498)

Income (loss) from continuing operations, net of taxes	(1,991,883)	(1,568,541)
Income (loss) from discontinued operations, net of taxes	(283,961)	(14,896)

Net income (loss)	(2,275,844)	(1,583,437)
Less: Net income (loss) attributable to noncontrolling interests	(45,269)	(27,544)

Net income (loss) attributable to Graymark Healthcare	$(2,230,575)	$(1,555,893)

Earnings per common share (basic and diluted):
Net income (loss) from continuing operations	$(0.13)	$(0.10)
Income (loss) from discontinued operations	(0.02)	—

Net income (loss) per share	$(0.15)	$(0.10)

Weighted average number of common shares outstanding	15,176,938	14,885,911

Weighted average number of diluted shares outstanding	15,176,938	14,885,911

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Operations

For the Nine Months Ended September 30, 2012 and 2011

(Unaudited)

	2012	2011
Net Revenues:
Services	$9,711,137	$9,388,267
Product sales	3,254,655	3,707,840

	12,965,792	13,096,107

Cost of Services and Sales:
Cost of services	4,133,334	3,814,933
Cost of sales	1,210,069	1,259,404

	5,343,403	5,074,337

Gross Margin	7,622,389	8,021,770

Operating Expenses:
Selling, general and administrative	10,989,745	10,039,289
Bad debt expense	1,024,207	628,215
Impairment of goodwill	3,041,000	—
Depreciation and amortization	920,905	836,936

	15,975,857	11,504,440

Other (Expense):
Interest expense, net	(843,562)	(975,735)
Other expense	—	(12,234)

Net other (expense)	(843,562)	(987,969)

Income (loss) from continuing operations, before taxes	(9,197,030)	(4,470,639)
(Provision) benefit for income taxes	—	(10,494)

Income (loss) from continuing operations, net of taxes	(9,197,030)	(4,481,133)
Income (loss) from discontinued operations, net of taxes	(364,172)	376,478

Net income (loss)	(9,561,202)	(4,104,655)
Less: Net income (loss) attributable to noncontrolling interests	(138,510)	(130,626)

Net income (loss) attributable to Graymark Healthcare	$(9,422,692)	$(3,974,029)

Earnings per common share (basic and diluted):
Net income (loss) from continuing operations	$(0.60)	$(0.42)
Income (loss) from discontinued operations	(0.02)	0.04

Net income (loss) per share	$(0.62)	$(0.38)

Weighted average number of common shares outstanding	15,121,218	10,332,069

Weighted average number of diluted shares outstanding	15,121,218	10,332,069

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Cash Flows

For the Nine Months Ended September 30, 2012 and 2011

(Unaudited)

	2012	2011
Operating activities:
Net income (loss)	$(9,422,692)	$(3,974,029)
Less: Net income (loss) from discontinued operations	(364,172)	376,478

Net income (loss) from continuing operations	(9,058,520)	(4,350,507)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	920,905	836,936
Impairment of goodwill	3,041,000	—
Noncontrolling interests	(138,510)	(130,626)
Stock-based compensation and professional services, net of cashless vesting	134,066	186,783
Bad debt expense	1,024,207	628,215
Changes in assets and liabilities -
Accounts receivable	(1,193,316)	(975,869)
Inventories	51,349	41,100
Other assets	(430,848)	(319,440)
Accounts payable	1,509,368	(307,483)
Accrued liabilities	457,645	(269,371)

Net cash (used in) operating activities from continuing operations	(3,682,654)	(4,660,262)
Net cash provided by operating activities from discontinued operations	571,737	253,854

Net cash (used in) operating activities	(3,110,917)	(4,406,408)

Investing activities:
Purchase of property and equipment	(992,880)	(50,129)
Disposal of property and equipment	1,369	17,889

Net cash provided by (used in) investing activities from continuing operations	(991,511)	(32,240)
Net cash provided by investing activities from discontinued operations	—	2,500,000

Net cash provided by (used in) investing activities	(991,511)	2,467,760

Financing activities:
Issuance of common stock and warrants	—	9,317,332
Debt proceeds	1,359,760	1,000,000
Debt payments	(2,052,843)	(3,474,300)
Distributions to noncontrolling interests	(6,194)	(5,724)

Net cash provided by (used in) financing activities from continuing operations	(699,277)	6,837,308
Net cash provided by financing activities from discontinued operations	—	—

Net cash provided by (used in) financing activities	(699,277)	6,837,308

Net change in cash and cash equivalents	(4,801,705)	4,898,660
Cash and cash equivalents at beginning of period	4,915,032	639,655

Cash and cash equivalents at end of period	$113,327	$5,538,315

Cash Paid for Interest and Income Taxes:
Interest expense	$858,802	$999,718

Income taxes, continuing operations	$—	$—

Income taxes, discontinued operations	$—	$—

Noncash Investing and Financing Activities:
Common stock issued as payment for debt	$—	$1,000,000

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Notes to Consolidated Condensed Financial Statements

For the Periods Ended September 30, 2012 and 2011

Note 1 – Nature of Business

Graymark Healthcare, Inc. (the “Company”) is organized in Oklahoma and provides diagnostic sleep testing services and care management solutions for people with chronic sleep disorders. In addition, the Company sells equipment and related supplies and components used to treat sleep disorders. The Company’s products and services are used primarily by patients with obstructive sleep apnea, or OSA. The Company’s sleep centers provide monitored sleep diagnostic testing services to determine sleep disorders in the patients being tested. The majority of the sleep testing is to determine if a patient has OSA. A continuous positive airway pressure, or CPAP, device is the American Academy of Sleep Medicine’s, or AASM’s, preferred method of treatment for obstructive sleep apnea. The Company’s sleep diagnostic facilities also determine the correct pressure settings for patient treatment with positive airway pressure. The Company sells CPAP devices and supplies to patients who have tested positive for sleep apnea and have had their positive airway pressure determined. There are noncontrolling interest holders in some of the Company’s testing facilities, who are typically physicians in the geographical area being served by the diagnostic sleep testing facility.

In May 2011 and December 2010, the Company executed the sale of substantially all of the assets of the Company’s subsidiaries, Nocturna East, Inc. (“East”) and ApothecaryRx, LLC (“ApothecaryRx”), respectively. East operated the Management Services Agreement (“MSA”) under which the Company provided certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services. ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. As a result of the sale of East and ApothecaryRx, the related assets, liabilities, results of operations and cash flows of East and ApothecaryRx have been classified as discontinued operations in the accompanying consolidated condensed financial statements.

Note 2 – Basis of Presentation

Going Concern and Management’s Plan – As of September 30, 2012, the Company had an accumulated deficit of approximately $44.5 million and reported a net loss of approximately $9.4 million for the nine months then ending. In addition, the Company used approximately $3.7 million in cash from operating activities from continuing operations during the nine months ending September 30, 2012. In August 2012, the Company executed a definitive agreement to purchase Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (collectively “Foundation”) for 35 million shares of the Company’s common stock and a warrant for the purchase of 4 million shares of the Company’s common stock at an exercise price of $1.50 (assuming conversion of the preferred stock which was to be issued at closing). The Foundation acquisition has not closed and management does not believe that it will close in its current form due to certain external factors including the inability to obtain the consent of certain preferred interest holders of certain subsidiaries of Foundation. Management is working on an alternative structure for the Foundation transaction, but there is no assurance that the Foundation acquisition will be closed. On November 12, 2012, the Company executed a subscription agreement with Graymark Investments, LLC (doing business as Oklahoma Health Partners (“OHP”)) in which OHP agreed to purchase 1,444,445 shares of the Company’s common stock for $650,000 ($0.45 per share). The proceeds from OHP were received on November 13, 2012 and will be used to fund the operations of the Company. Including the stock proceeds from OHP, management estimates that the Company has enough cash to operate through December 31, 2012. Management also plans on raising equity capital or issuing additional debt in the near term to meet the Company’s additional cash needs in 2013. In addition, management has initiated a cost reduction plan that is estimated will save the Company in excess of $2 million in 2013. The cost reduction plan includes a reduction in the labor force and general corporate expenses as well as process improvements that will result in lower bad debt expense. During the fourth quarter of 2012, management also anticipates developing a plan to close certain non-profitable lab locations. Historically, management has been able to raise the capital necessary to fund the operation and growth of the Company, but there is no assurance that the Company will be successful in raising the necessary capital to fund the Company’s operations.

As noted in Note 6 – Borrowings, the Company’s Debt Service Coverage Ratio is less than 1.25 to 1 which will be the required ratio under the Company’s loan agreement with Arvest Bank for each quarterly period beginning after March 31, 2013. In addition, beginning on March 31, 2013, the Company must have Positive EBITDA (“earnings before interest, taxes, depreciation and amortization”), as defined by Arvest Bank, for the previous three month period. Since the Debt Service Coverage Ratio becomes effective in less than 12 months and it is unlikely that we will initially meet the requirement, the associated debt with Arvest Bank has been classified as current in the accompanying condensed consolidated balance sheets as of September 30, 2012. Historically, the Company has been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults.

These uncertainties raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Reverse Stock Split – On June 3, 2011, the Company executed a reverse stock split of the Company’s common stock in a ratio of 1-for-4. The effect of the reverse split reduced the Company’s outstanding common stock shares from 34,126,022 to 8,531,506 shares as of the date of the reverse split. The accompanying condensed consolidated financial statements give effect to the reverse split as of the first date presented.

Note 3 – Summary of Significant Accounting Policies

For a complete list of the Company’s significant accounting policies, please see the Company’s Annual Report on Form 10-K for the year ending December 31, 2011.

Interim Financial Information – The unaudited consolidated condensed financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial statements and in accordance with Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month and nine month periods ended September 30, 2012 are not necessarily indicative of results that may be expected for the year ended December 31, 2012. The consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2011. The December 31, 2011 consolidated condensed balance sheet was derived from audited financial statements.

Reclassifications – Certain amounts presented in prior years have been reclassified to conform to the current year’s presentation.

Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly owned, majority owned and controlled subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition – Sleep center services and product sales are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payers. Insurance benefits are assigned to the Company and, accordingly, the Company bills on behalf of its customers. For its sleep diagnostic business, the Company estimates the net realizable amount based primarily on the contracted rates stated in the contracts the Company has with various payors. The Company has used this method to determine the net revenue for the business acquired from somniCare, Inc. and somniTech, Inc. (“Somni”) since the date of the acquisition in 2009 and for the Company’s remaining sleep diagnostic business since the fourth quarter of 2010. The Company does not anticipate any future changes to this process. In the Company’s historic sleep therapy business, the business has been predominantly out-of-network and as a result, the Company has not had contract rates to use for determining net revenue for a majority of its payors. For this portion of the business, the Company performs a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. In the analysis, the Company calculates the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor. The key assumption in this process is that actual reimbursement history is a reasonable predictor of the future reimbursement for each payor at each facility. The Company expects to transition its historic sleep therapy business to the same process currently used for its sleep diagnostic business in 2013. This change in process and assumptions for the Company’s historic sleep therapy business is not expected to have a material impact on future operating results.

For certain sleep therapy and other equipment sales, reimbursement from third-party payers occur over a period of time, typically 10 to 13 months. The Company recognizes revenue on these sales as payments are earned over the payment period stipulated by the third-party payor.

The Company has established an allowance to account for contractual adjustments that result from differences between the amount billed and the expected realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for contractual adjustments and are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to the Company’s collection procedures. Revenues in the accompanying consolidated financial statements are reported net of such adjustments.

Due to the nature of the healthcare industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have a material impact on the Company’s operating results and cash flows in subsequent periods. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

The patient and their third party insurance provider typically share in the payment for the Company’s products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network. Due to uncertainties surrounding deductible levels and the number of out-of-network patients, the Company is not certain of the full amount of patient responsibility at the time of service. The Company estimates amounts due from patients prior to service and attempts to collect those amounts prior to service. Remaining amounts due from patients are then billed following completion of service.

Cost of Services and Sales – Cost of services includes technician labor required to perform sleep diagnostics, fees associated with scoring and interpreting the results of the sleep study and disposable supplies used in providing sleep diagnostics. Cost of sales includes the acquisition cost of sleep therapy products sold. Costs of services are recorded in the time period the related service is provided. Cost of sales is recorded in the same time period that the related revenue is recognized. If the revenue from the sale is recognized over a specified period, the product cost associated with that sale is recognized over that same period. If the revenue from a product sale is recognized in one period, the cost of sale is recorded in the period the product was sold.

Restricted cash – As of September 30, 2012 and December 31, 2011, the Company had long-term restricted cash of approximately $236,000 included in other assets in the accompanying condensed consolidated balance sheets. This amount is pledged as collateral to the Company’s senior bank debt and bank line of credit.

Accounts receivable – The majority of the Company’s accounts receivable is due from private insurance carriers, Medicare/Medicaid and other third-party payors, as well as from patients relating to deductible and coinsurance provisions of their health insurance policies.

Third-party reimbursement is a complicated process that involves submission of claims to multiple payers, each having its own claims requirements. Adding to this complexity, a significant portion of the Company’s historic therapy business has been out-of-network with several payors, which means the Company does not have defined contracted reimbursement rates with these payors. For this reason, the Company’s systems report this revenue at a higher gross billed amount, which the Company adjusts to an expected net amount based on historic payments. The Company expects to migrate its historical therapy business to the same process used in the sleep diagnostic business in 2013. As the Company continues to move more of its business to in-network contracting, the level of reserve related to contractual allowances is expected to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. As these accounts age, the risk of collection increases and the resulting reserves for bad debt expense reflect this longer payment cycle. The Company has established an allowance to account for contractual adjustments that result from differences between the amounts billed to customers and third-party payers and the expected realizable amounts. The percentage and amounts used to record the allowance for doubtful accounts are supported by various methods including current and historical cash collections, contractual adjustments, and aging of accounts receivable.

The Company offers payment plans to patients for amounts due from them for the sales and services the Company provides. For patients with a balance of $500 or less, the Company allows a maximum of three months for the patient to pay the amount due. For patients with a balance over $500, the Company allows a maximum of six months to pay the full amount due. The minimum monthly payment amount for both plans is calculated based on the down payment and the remaining balance divided by three or six months, respectively.

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, the Company utilizes a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 60 days from the initial statement. If the patient is on a payment program, these efforts begin within 30 days of the patient failing to make a planned payment. For diagnostic patients, the Company submits patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 240 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is the Company’s policy to write-off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by a collection agency, the amounts previously written-off are accounted for as a recovery of bad debt. For amounts due from third party payors, it is the Company’s policy to write-off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

For the nine months ended September 30, 2012 and 2011, the amounts the Company collected in excess of (less than) the recorded contractual allowances were approximately $74,000 and $187,000, respectively. These amounts reflect the amount of actual cash received in excess of the original contractual amount recorded at the time of service.

Accounts receivable are reported net of allowances for contractual adjustments and doubtful accounts as follows:

	September 30, 2012	December 31, 2011
Allowance for contractual adjustments	$1,680,078	$1,563,324
Allowance for doubtful accounts	1,480,663	1,537,288

Total	$3,160,741	$3,100,612

The activity in the allowances for contractual adjustments and doubtful accounts for the nine months ending September 30, 2012 follows:

	Contractual Adjustments	Doubtful Accounts	Total
Balance at December 31, 2011	$1,563,324	$1,537,288	$3,100,612
Provisions	2,647,808	1,024,207	3,672,015
Write-offs, net of recoveries	(2,531,054)	(1,080,832)	(3,611,886)

Balance at September 30, 2012	$1,680,078	$1,480,663	$3,160,741

The aging of the Company’s accounts receivable, net of allowances for contractual adjustments and doubtful accounts as of September 30, 2012 and December 31, 2011 follows:

	September 30, 2012	December 31, 2011
1 to 60 days	$1,911,031	$1,902,197
61 to 90 days	425,082	357,775
91 to 120 days	247,703	268,436
121 to 180 days	338,775	260,134
181 to 360 days	341,965	306,905
Greater than 360 days	—	—

Total	$3,264,556	$3,095,447

In addition to the aging of accounts receivable shown above, management relies on other factors to determine the collectability of accounts including the status of claims submitted to third party payors, reason codes for declined claims and an assessment of the Company’s ability to address the issue and resubmit the claim and whether a patient is on a payment plan and making payments consistent with that plan.

Included in accounts receivable are earned but unbilled receivables of approximately $176,000 and $205,000 as of September 30, 2012 and December 31, 2011, respectively. Unbilled accounts receivable represent charges for services delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of services or equipment and supplies to customers, the Company performs certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable is recorded at net amounts expected to be paid by customers and third-party payers. Billing delays can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and new sleep centers awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payer does not accept the claim for payment, the customer is ultimately responsible.

Goodwill and Intangible Assets – Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill and other indefinitely-lived intangible assets are not amortized, but are subject to annual impairment reviews during the fourth quarter, or more frequent reviews if events or circumstances indicate there may be an impairment of goodwill.

Intangible assets other than goodwill which include customer relationships, customer files, covenants not to compete, trademarks and payor contracts are amortized over their estimated useful lives using the straight line method. The remaining lives range from three to fifteen years. The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.

Earnings (loss) per share – Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted during the period. Dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

Recently Adopted and Recently Issued Accounting Guidance

Adopted Guidance

In July 2011, the FASB issued “Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” (ASU 2011-07), which requires certain healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about the Company’s policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after

December 15, 2011, and was adopted by the Company on January 1, 2012. This ASU applies to health care entities that recognize significant amounts of patient service revenue at the time services are rendered even though it has not assessed the patient’s ability to pay. The Company evaluates the collectability of payments at the time of service for substantially all of its business and as a result, the Company has determined that the reporting provisions in the ASU do not apply to the Company.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. These changes became effective for the Company for any goodwill impairment test performed on January 1, 2012 or later. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

Note 4 – Discontinued Operations

On May 10, 2011, the Company executed an Asset Purchase Agreement (“Agreement”) with Daniel I. Rifkin, M.D., P.C. pursuant to which we sold substantially all of the assets of the Company’s subsidiary, Nocturna East, Inc. (“East”) for $2,500,000. In conjunction with the sale of East assets, the Management Services Agreement (“MSA”) under which the Company provided certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services was terminated. The Company’s decision to sell the assets of East was primarily based on management’s determination that the operations of East no longer fit into the Company’s strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit the Company’s ability to sell CPAP devices and other supplies at the East locations. As a result of the sale of East, the related assets, liabilities, results of operations and cash flows of East have been classified as discontinued operations in the accompanying consolidated financial statements.

On September 1, 2010, the Company executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) pursuant to which we sold substantially all of the assets of the Company’s subsidiary, ApothecaryRx (the “ApothecaryRx Sale”). ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx assets occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations in the accompanying consolidated financial statements.

Under the Agreement, the consideration for the ApothecaryRx assets sold and liabilities assumed was $25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory notes which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location; the independent valuator valued the Inventory Amount at approximately $3.8 million. The resulting total Purchase Price was $29.3 million. Of the Purchase Price, $2,000,000 was deposited in an escrow fund (the “Indemnity Escrow Fund”) pursuant to the terms of an indemnity escrow agreement. All proceeds from the sale of ApothecaryRx were deposited in a restricted account at Arvest Bank. Of the proceeds, $22,000,000 was used to reduce outstanding obligations under the Company’s credit facility with Arvest Bank.

In December 2011 (the 12-month anniversary of the final closing date of the sale of ApothecaryRx), 50% of the remaining funds held in the Indemnity Escrow Fund were released, without deduction for any pending claims for indemnification. All remaining funds held in the Indemnity Escrow Fund were released in June 2012 (the 18-month anniversary of the final closing date of the sale), without deduction for any pending claims for indemnification.

The operating results of East, ApothecaryRx and the Company’s other discontinued operations (discontinued internet sales division and discontinued film operations) for the nine months ended September 30, 2012 and 2011 are summarized below:

	2012	2011
Revenues:
East	$—	$566,874
ApothecaryRx	—	(155,007)
Other	—	(1,184)

Total revenues	$—	$410,683

Income (loss) from discontinued operations, before taxes:
East	$—	$27,419
ApothecaryRx	(329,663)	(376,831)
Other	(34,509)	(8,834)
Gain recorded on sale of East	—	734,724
Income tax (provision)	—	—

Income (loss) from discontinued operations	$(364,172)	$376,478

The balance sheet items for the Company’s discontinued operations as of September 30, 2012 and December 31, 2011 are summarized below:

	September 30, 2012	December 31, 2011
Cash and cash equivalents	$10,781	$1,099
Inventories	—	34,219
Indemnity Escrow Fund	—	1,000,000
Other current assets	23,705	23,705

Total current assets	34,486	1,059,023

Fixed assets, net	—	54,255

Total noncurrent assets	—	54,255

Total assets	$34,486	$1,113,278

Payables and accrued liabilities	$580,391	$723,274

Note 5 – Goodwill and Other Intangibles

Changes in the carrying amount of goodwill as of September 30, 2012 and December 31, 2011 were as follows:

	Gross Amount	Accumulated Impairment Losses	Net Carrying Value
December 31, 2011	$21,238,512	$(7,508,941)	$13,729,571
Impairment charge	—	(3,041,000)	(3,041,000)

September 30, 2012	$21,238,512	$(10,549,941)	$10,688,571

Goodwill and intangible assets with indefinite lives must be tested for impairment at least once a year. Carrying values are compared with fair values, and when the carrying value exceeds the fair value, the carrying value of the impaired asset is reduced to its fair value. The Company tests goodwill for impairment on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.

Based on the Company’s current sleep study trends and forecasted cash flows at each business unit, management determined that impairment indicators existed during the second quarter of 2012. Based on assumptions similar to those that market participants would make in valuing the Company’s business units, the Company determined that the carrying value of goodwill related to the Company’s sleep centers exceeded their fair value. Accordingly, in June 2012, the Company recorded a noncash impairment charge on goodwill of $3.0 million.

The carrying amount of intangible assets as of September 30, 2012 and December 31, 2011 follows:

	September 30, 2012	December 31, 2011
Gross amount	$2,135,000	$2,135,000
Accumulated impairment losses	(365,945)	(365,945)

Carrying value	$1,769,055	$1,769,055

Intangible assets as of September 30, 2012 and December 31, 2011 include the following:

	Useful Life (Years)	September 30, 2012			December 31, 2011 Net
		Carrying Value	Accumulated Amortization	Net
Customer relationships	8 –15	$1,139,333	$(386,656)	$752,677	$819,699
Covenants not to compete	3 – 15	210,111	(174,001)	36,110	65,055
Trademark	10 – 15	229,611	(76,752)	152,859	169,434
Payor contracts	15	190,000	(39,055)	150,945	160,445

Total		$1,769,055	$(676,464)	$1,092,591	$1,214,633

Amortization expense for the three months ended September 30, 2012 and 2011 was approximately $39,000 and $52,000, respectively. Amortization expense for the nine months ended September 30, 2012 and 2011 was approximately $122,000 and $156,000, respectively. Amortization expense for the next five years related to these intangible assets is expected to be as follows:

Twelve months ended September 30,
2013	$139,733
2014	139,734
2015	125,845
2016	115,668
2017	113,641

Note 6 – Borrowings

The Company’s long-term debt as of September 30, 2012 and December 31, 2011 are as follows:

	Rate (1)	Maturity Date	September 30, 2012	December 31, 2011
Bank line of credit	6%	Jun. 2014 – Aug. 2015	$12,890,843	$14,114,145
Senior bank debt	6%	May 2014	4,097,446	4,708,984
Note payable to shareholder	8%	Mar. 2013	1,184,808	—
Notes payable on equipment	6%	Dec. 2013	172,962	282,872
Sleep center notes payable	6%	Jan. 2015	63,279	90,247
Seller financing	7.65%	Sept. 2012	—	40,317
Notes payable on vehicles	2.9 - 3.9%	Nov. 2012 – Dec. 2013	20,057	38,723
Equipment capital lease	10.65%	Feb. 2015	152,810	—

Total borrowings			18,582,205	19,275,288
Less: Current portion of long-term debt			(18,423,280)	(2,071,597)

Long-term debt			$158,925	$17,203,691

(1)	Effective rate as of September 30, 2012

At September 30, 2012, future maturities of long-term debt were as follows:

Twelve months ended September 30,
2013	$18,423,280
2014	125,591
2015	33,334
2016	—
2017	—
Thereafter	—

In May 2008 and as amended in May 2009 and July 2010, the Company entered into a loan agreement with Arvest Bank consisting of a $30 million term loan (the “Term Loan”) and a $15 million line of credit to be used for future acquisitions (the “Acquisition Line”); collectively referred to as the “Credit Facility.” In December 2010 and as amended in April 2012, August 2012 and October 2012, the Company entered into an Amended and Restated Loan Agreement covering the Credit Facility. The Term Loan was used by the Company to consolidate certain prior loans to the Company’s subsidiaries SDC Holdings LLC (“SDC Holdings”) and ApothecaryRx LLC. The Term Loan and the Acquisition Line bear interest at the greater of the prime rate as reported in the Wall Street Journal or the floor rate of 6%. The rate on the Term Loan is adjusted annually on May 21. The rate on the Acquisition Line is adjusted on the anniversary date of each advance or tranche. The Term Loan matures on May 21, 2014 and requires quarterly payments of interest only. Commencing on September 1, 2011, the Company is obligated to make quarterly payments of principal and interest calculated on a seven-year amortization based on the unpaid principal balance on the Term Loan as of June 1, 2011. Each advance or tranche of the Acquisition Line will become due on the sixth anniversary of the first day of the month following the date of the advance or tranche. Each advance or tranche is repaid in quarterly payments of interest only for three years and thereafter, quarterly principal and interest payments based on a seven-year amortization until the balloon payment on the maturity date of the advance or tranche. The Credit Facility is collateralized by substantially all of the Company’s assets and is personally guaranteed by various individual shareholders of the Company. The Company has also agreed to maintain certain financial covenants including a Debt Service Coverage Ratio of not less than 1.25 to 1, as defined.

As of September 30, 2012, the Company’s Debt Service Coverage Ratio is less than 1.25 to 1 which will be the required ratio under the Company’s loan agreement with Arvest Bank for each quarterly period beginning after March 31, 2013. In addition, beginning on March 31, 2013, the Company must have Positive EBITDA (“earnings before interest, taxes, depreciation and amortization”), as defined by Arvest Bank, for the previous three month period. Since the Debt Service Coverage Ratio becomes effective in less than 12 months and it is unlikely that we will initially meet the requirement, the associated debt with Arvest Bank has been classified as current in the accompanying condensed consolidated balance sheets as of September 30, 2012. Historically, the Company has been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults.

On August 31, 2012, the Company paid all principal and interest due to Arvest Bank through December 31, 2012 in the total amount of $1,184,808. The principal amount of $754,161 was immediately applied to the indebtedness. The interest amount is being held by Arvest Bank and is being applied to interest in accordance with the terms of the loan agreement. As of September 30, 2012, the prepaid interest amount held by Arvest Bank is $271,530 and is included in other current assets in the accompanying condensed consolidated balance sheets.

On August 31, 2012, the Company executed a promissory note with Mr. Roy T. Oliver in the amount of $1,184,808. The interest rate on the note is 8% and maturity date of the note is March 31, 2013. All principal and interest outstanding are due on the maturity date. Mr. Oliver is one of the Company’s greater than 5% shareholders and affiliates. The promissory note is subordinate to the Company’s credit facility with Arvest Bank. The Company used the proceeds from the note to fund its payment obligation to Arvest Bank.

Note 7 – Commitments and Contingencies

Legal Issues: The Company is exposed to asserted and unasserted legal claims encountered in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the operating results or the financial position of the Company. During the nine months ended September 30, 2012 and 2011, the Company did not incur any material costs or settlement expenses related to its ongoing asserted and unasserted legal claims.

Note 8 – Fair Value Measurements

Recurring Fair Value Measurements: The carrying value of the Company’s financial assets and financial liabilities is their cost, which may differ from fair value. The carrying value of cash held as demand deposits, money market and certificates of deposit, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximated their fair value. Due to the factors detailed in Note 6 – Borrowings, the fair value of the Company’s long-term debt, including the current portion, is less than its carrying value.

Note 9 – Related Party Transactions

On August 31, 2012, the Company executed a promissory note with Mr. Roy T. Oliver in the amount of $1,184,808. The interest rate on the note is 8% and maturity date of the note is March 31, 2013. All principal and interest outstanding are due on the maturity date. Mr. Oliver is one of the Company’s greater than 5% shareholders and affiliates. The promissory note is subordinate to the Company’s credit facility with Arvest Bank.

As of September 30, 2012 and December 31, 2011, the Company had approximately $41,000 and $4.3 million, respectively, on deposit at Valliance Bank. Valliance Bank is controlled by Mr. Roy T. Oliver, one of our greater than 5% shareholders and affiliates. In addition, the Company is obligated to Valliance Bank under certain sleep center capital notes totaling approximately $63,000 and $84,000 at September 30, 2012 and December 31, 2011, respectively. The interest rates on the notes are fixed at 6.0%. Non-controlling interests in Valliance Bank are held by Mr. Stanton Nelson, the Company’s chief executive officer and Mr. Joseph Harroz, Jr., a director of the Company. Mr. Nelson and Mr. Harroz also serve as directors of Valliance Bank.

In March 2012, the Company executed a lease agreement with City Place, LLC (“City Place”) for the Company’s new corporate headquarters and offices. Under the lease agreement, the Company pays monthly rent of $17,970 through June 30, 2014; $0.00 from July 1, 2014 to January 31, 2015 and $17,970 from February 1, 2015 to March 31, 2017 plus additional payments for allocable basic expenses of City Place; the lease expires on March 31, 2017. As part of the lease agreement, City Place paid $450,000 to offset a portion of the costs the Company incurred to build-out the office space. Non-controlling interests in City Place are held by Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates, and Mr. Stanton Nelson, the Company’s Chief Executive Officer. During the nine months ended September 30, 2012, the Company incurred approximately $47,000 in lease expense under the terms of the lease.

The Company’s previous corporate headquarters and offices were occupied under a month to month lease with Oklahoma Tower Realty Investors, LLC, requiring monthly rental payments of approximately $7,000. Mr. Roy T. Oliver, one of our greater than 5% shareholders and affiliates, controls Oklahoma Tower Realty Investors, LLC (“Oklahoma Tower”). During the nine months ended September 30, 2012 and 2011, the Company incurred approximately $32,000 and $90,000, respectively, in lease expense under the terms of the lease. Mr. Stanton Nelson, the Company’s chief executive officer, owns a non-controlling interest in Oklahoma Tower Realty Investors, LLC.

Note 10 – Subsequent Events

Management evaluated all activity of the Company and concluded that no material subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements except the following:

On November 12, 2012, the Company executed a subscription agreement with Graymark Investments, LLC (doing business as Oklahoma Health Partners (“OHP”)) in which OHP agreed to purchase 1,444,445 shares of the Company’s common stock for $650,000 ($0.45 per share). The proceeds from OHP were received on November 13, 2012 and will be used to fund the operations of the Company.

On November 5, 2012, the Company’s shareholders gave the Company’s board of directors the authority to amend the Company’s Restated Certificate of Incorporation to effect a reverse stock split in a ratio to be determined by the Board. The primary reason for obtaining shareholder approval for the reverse split was increase the per share market price of the Company’s common stock in order to maintain the $1.00 minimum per share requirement for continued listing on The NASDAQ Capital Market. On November 2, 2012, the Company was notified by NASDAQ that the Company’s common stock would be delisted from The Nasdaq Capital Market, effective at the open of business on Tuesday, November 6, 2012. As a result of the delisting by NASDAQ, on November 6, 2012, the Company’s Board elected to not effect the reverse stock split.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Graymark Healthcare, Inc. is organized under the laws of the State of Oklahoma and is one of the largest providers of care management solutions to the sleep disorder market based on number of independent sleep care centers and hospital sleep diagnostic programs operated in the United States. We provide a comprehensive diagnosis and care management solutions for patients suffering from sleep disorders.

We provide diagnostic sleep testing services and care management solutions, or SMS, for people with chronic sleep disorders. In addition, we provide therapy services (delivery and set up of CPAP equipment together with training related to the operation and maintenance of CPAP equipment) and the sale of related disposable supplies and components used to maintain the CPAP equipment. Our products and services are used primarily by patients with obstructive sleep apnea, or OSA. Our sleep centers provide monitored sleep diagnostic testing services to determine sleep disorders in the patients being tested. The majority of the sleep testing is to determine if a patient has OSA. A continuous positive airway pressure, or CPAP, device is the American Academy of Sleep Medicine’s, or AASM’s, preferred method of treatment for obstructive sleep apnea. Our sleep diagnostic facilities also determine the correct pressure settings for patient CPAP devices via titration testing. We sell CPAP devices and disposable supplies to patients who have tested positive for sleep apnea and have had their positive airway pressure determined.

As of September 30, 2012, we operated 107 sleep diagnostic and therapy centers in 10 states; 26 of which are located in our facilities with the remaining centers operated under management agreements. There are certain noncontrolling interest holders in some of our testing facilities, who are typically physicians in the geographical area being served by the diagnostic sleep testing facility.

Our sleep management solution is driven by our clinical approach to managing sleep disorders. Our clinical model is led by our staff of medical directors who are board-certified physicians in sleep medicine, who oversee the entire life cycle of a sleep disorder from initial referral through continuing care management. Our approach to managing the care of our patients diagnosed with OSA is a key differentiator for us. We believe our overall patient CPAP usage compliance rate, as articulated by the Medicare Standard of compliance requirements, is approximately 80%, compared to a national compliance rate of approximately 50%. Five key elements support our clinical approach:

•

Referral: Our medical directors, who are board-certified physicians in sleep medicine, have forged strong relationships with referral sources, which include primary care physicians, as well as physicians from a wide variety of other specialties and dentists.

•	Diagnosis: We own and operate sleep testing clinics that diagnose the full range of sleep disorders including OSA, insomnia, narcolepsy and restless legs syndrome.

•	CPAP Device Supply: We sell CPAP devices, which are used to treat OSA.

•	Re-Supply: We offer a re-supply program for our patients and other CPAP users to obtain the required disposable components for their CPAP devices that must be replaced on a regular basis.

•	Care Management: We provide continuing care to our patients led by our medical directors who are board-certified physicians in sleep medicine and their staff.

Our clinical approach increases the long-term compliance of our patients, and enables us to manage a patient’s sleep disorder care throughout the life cycle of the disorder, thereby allowing us to generate a long-term, recurring revenue stream. We generate revenues via three primary sources: providing the diagnostic tests and related studies for sleep disorders through our sleep diagnostic centers, the sale of CPAP devices, and the ongoing re-supply of components of the CPAP device that need to be replaced. In addition, as a part of our ongoing care management program, we monitor the patient’s sleep disorder and as the patient’s medical condition changes, we are paid for additional diagnostic tests and studies.

In addition, we believe that our clinical approach to comprehensive patient care, provides higher quality of care and achieves higher patient compliance. We believe that higher compliance rates are directly correlated to higher revenue generation per patient compared to our competitors through increased utilization of our resupply or PRSP program and a greater likelihood of full reimbursement from federal payors and those commercial carriers who have adopted federal payor standards.

Going Concern and Management’s Plan

As of September 30, 2012, we had an accumulated deficit of approximately $44.5 million and reported a net loss of approximately $9.4 million for the nine months then ending. In addition, we used approximately $3.7 million in cash from operating activities from continuing operations during the nine months ending September 30, 2012. In August 2012, we executed a definitive agreement to purchase Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (collectively “Foundation”) for 35 million shares of our common stock and a warrant for the purchase of 4 million shares of our common stock at an exercise price of $1.50 (assuming conversion of the preferred stock which was to be issued at closing). The Foundation acquisition has not closed and we do not believe that it will close in its current form due to certain external factors including the inability to obtain the consent of certain preferred interest holders of certain subsidiaries of Foundation. We are working on an alternative structure for the Foundation transaction, but there is no assurance that the Foundation acquisition will be closed. On November 12, 2012, we executed a subscription agreement with Graymark Investments, LLC (doing business as Oklahoma Health Partners (“OHP”)) in which OHP agreed to purchase 1,444,445 shares of our common stock for $650,000 ($0.45 per share). The proceeds from OHP were received on November 13, 2012 and will be used to fund our operations. Including the stock proceeds from OHP, management estimates that we have enough cash to operate through December 31, 2012. We also plan on raising equity capital or issuing additional debt in the near term to meet our additional cash needs in 2013. In addition, management has initiated a cost reduction plan that is estimated will save us in excess of $2 million in 2013. The cost reduction plan includes a reduction in the labor force and general corporate expenses as well as process improvements that will result in lower bad debt expense. During the fourth quarter of 2012, management also anticipates developing a plan to close certain non-profitable lab locations. Historically, we have been able to raise the capital necessary to fund our operation and growth, but there is no assurance that we will be successful in raising the necessary capital to fund our operations.

As of September 30, 2012, our Debt Service Coverage Ratio is less than 1.25 to 1 which will be the required ratio under our loan agreement with Arvest Bank for each quarterly period beginning after March 31, 2013. In addition, beginning on March 31, 2013, we must have Positive EBITDA (“earnings before interest, taxes, depreciation and amortization”), as defined by Arvest Bank, for the previous three month period. Since the Debt Service Coverage Ratio becomes effective in less than 12 months and it is unlikely that we will initially meet the requirement, the associated debt with Arvest Bank has been classified as current in the accompanying condensed consolidated balance sheets as of September 30, 2012. Historically, we have been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults.

These uncertainties raise substantial doubt regarding our ability to continue as a going concern. The consolidated condensed financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Discontinued Operations

In May 2011, we executed an Asset Purchase Agreement (“Agreement”) with Daniel I. Rifkin, M.D., P.C. providing for the sale of substantially all of the assets of our subsidiary, Nocturna East, Inc. (“East”) for $2,500,000. In conjunction with the sale of East assets, the Management Services Agreement (“MSA”) under which the Company provided certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services will be terminated. Our decision to sell the assets of East was primarily based on our determination that the operations of East no longer fit into our strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit our ability to sell CPAP devices and other supplies at the East locations. As a result of the sale of East, the historical assets, and liabilities, results of operations and cash flows of East have been classified as discontinued operations for financial statement reporting purposes.

On September 1, 2010, we executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx to Walgreens. ApothecaryRx operated 18 retail pharmacies selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx’s assets occurred in December 2010. As a result of the sale of ApothecaryRx’s assets, the remaining assets, and liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations for financial statement reporting purposes.

Under the Agreement, the consideration for the ApothecaryRx assets purchased and liabilities assumed is $25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory notes which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location. We received approximately $24.5 million in net proceeds from the sale of assets of which $2.0 million was deposited into an indemnity escrow account (the “Indemnity Escrow Fund”) as previously agreed pursuant to the terms of an indemnity escrow agreement. These proceeds are net of approximately $1.0 million of security deposits transferred to the buyer and the assumption by the buyer of liabilities associated with goodwill protection agreements and promissory notes. We also received an additional $3.8 million for the sale of inventory to Walgreens at 17 of our pharmacies with the inventory for the remaining pharmacy being sold as part of the litigation settlement. We used $22.0 million of the proceeds to pay-down our senior credit facility.

In December 2011 (the 12-month anniversary of the final closing date of the sale of ApothecaryRx), 50% of the remaining funds held in the Indemnity Escrow Fund ($1.0 million) were released, without deduction for any indemnification claims. All remaining funds held in the Indemnity Escrow Fund ($1.0 million) were released in June 2012 (the 18-month anniversary of the final closing date of the sale), without deduction for any indemnification claims.

Results of Operations

The following table sets forth selected results of our operations for the three and nine months ended September 30, 2012 and 2011. The following information was derived and taken from our unaudited financial statements appearing elsewhere in this report.

Comparison of the Three and Nine Month Periods Ended September 30, 2012 and 2011

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2012	2011	2012	2011
Net Revenues:
Services	$3,167,411	$3,287,272	$9,711,137	$9,388,267
Product sales	1,123,607	1,195,700	3,254,655	3,707,840

	4,291,018	4,482,972	12,965,792	13,096,107

Cost of services	1,396,400	1,299,030	4,133,334	3,814,933
Cost of sales	412,876	462,048	1,210,069	1,259,404
Selling, general and administrative	3,517,041	3,316,295	10,989,745	10,039,289
Bad debt expense	371,552	387,388	1,024,207	628,215
Impairment of goodwill	—	—	3,041,000	—
Depreciation and amortization	313,669	279,463	920,905	836,936
Net other expense	271,363	303,791	843,562	987,969

Loss from continuing operations, before taxes	(1,991,883)	(1,565,043)	(9,197,030)	(4,470,639)
Provision for income taxes	—	(3,498)	—	(10,494)

Loss from continuing operations, net of taxes	(1,991,883)	(1,568,541)	(9,197,030)	(4,481,133)
Discontinued operations, net of taxes	(283,961)	(14,896)	(364,172)	376,478

Net loss	(2,275,844)	(1,583,437)	(9,561,202)	(4,104,655)
Less: Noncontrolling interests	(45,269)	(27,544)	(138,510)	(130,626)

Net loss attributable to Graymark Healthcare	$(2,230,575)	$(1,555,893)	$(9,422,692)	$(3,974,029)

Discussion of Three Month Periods Ended September 30, 2012 and 2011

Services revenues declined $0.1 million or 3.6% during the three months ended September 30, 2012 compared with the third quarter of 2011. Our sleep diagnostic services are performed in two environments, our independent diagnostic testing facilities (“IDTF”) and at contracted client locations (“Hospital/Outreach”). For studies performed in our IDTF locations, we generally bill third-party payors for the sleep study. In our Hospital/ Outreach locations, we are paid a contracted fee per study performed. In our more rural outreach locations, our contracted rates are typically higher due to the additional costs associated with servicing more remote locations. Our urban hospital agreements tend to be at a lower rate due to the reimbursement environment and lower costs to serve. The decrease in revenues from sleep diagnostic services during the third quarter of 2012 compared to the third quarter of 2011 was due to a $0.3 million decrease at our IDTF locations which was partially offset by a $0.2 million increase at our Hospital/Outreach locations.

The $0.3 million decline in IDTF revenues compared to the third quarter of 2012 was due to the following:

•

A decrease in the number of sleep studies performed at our existing (open for more than one year) sleep labs in the third quarter of 2012 compared to the third quarter of 2011 resulted in a decrease of $0.3 million;

•	A lower average reimbursement per sleep study performed at our existing sleep labs in the third quarter of 2012 compared to the third quarter of 2011 resulted in a decrease of $0.2 million;

•	Revenue from new facilities opened since the third quarter of 2011 contributed $0.2 million in revenue during the third quarter of 2012.

The $0.2 million increase in Hospital/Outreach revenues compared to the third quarter of 2012 was due to the following:

•	A decrease in the number sleep studies at existing facilities in the third quarter of 2012 compared to the third quarter of 2011 resulted in a decrease in revenue of $0.1;

•

An increase in average rate per sleep study at our existing facilities due to a change in the mix of patients between the various facilities resulted in an increase of $0.1 million during the third quarter of 2012 compared to the third quarter of 2011;

•

Periodically, we receive revenues from performing research studies at our clinics in Kansas City, Missouri. The volume of research studies is sporadic and is driven by the physicians who lead the studies. During the third quarter of 2012, we performed more research sleep studies compared to the third quarter of 2011 which resulted in an increase of in revenue of $0.1 million.

•	Revenue from new facilities opened since the third quarter of 2011 contributed $0.1 million in revenue during the third quarter of 2012.

Product sales revenues from our sleep therapy business decreased $0.1 million or 6.0% during the three months ended September 30, 2012 compared with the third quarter of 2011. The decrease was due to a $0.1 million reduction in revenue from the initial set-up of CPAP devices.

The reduction in CPAP set-up revenues was due to a reduction in set-up volumes compared to the third quarter of 2011 driven by a combination of lower sleep study volumes in our Kansas market and a lower conversion rate of sleep studies to set-ups in our Oklahoma, Texas and Nevada markets in the third quarter of 2012 compared to the third quarter of 2011.

Cost of services increased $0.1 million or 7.5% during the three months ended September 30, 2012 compared with the third quarter of 2011. The increase in cost of services is due to an increase in average cost per sleep study performed which was primarily due to non-recurring separation costs associated with the transition of our sleep study scoring process from an internal process to a contracted process during the third quarter of 2012.

Cost of services as a percent of service revenue was 44.1% and 39.5% during the three months ended September 30, 2012 and 2011, respectively. The increase in cost of services as a percent of service revenue was primarily due to the separation costs associated with the transition of our sleep study scoring process from an internal process to a contracted process during the third quarter of 2012. These costs were one time in nature and the outsourcing of the scoring process is expected to drive overall cost savings when fully implemented in the fourth quarter of 2012.

Cost of sales from our sleep therapy business decreased approximately $49,000 or 10.6% during the three months ended September 30, 2012 compared with the third quarter of 2011. In addition, cost of sales as a percent of product sales was 36.7% and 38.6% during the three months ended September 30, 2012 and 2011, respectively. We have seen improvement in the average cost of the equipment utilized in our therapy business compared to the third quarter of 2011 which has driven the improved margins.

Selling, general and administrative expenses increased $0.2 million or 6.1% to $3.5 million or 82% of revenue from $3.3 million or 74% of revenue during the three months ended September 30, 2012, compared with the third quarter of 2011. The increase in selling, general and administrative expenses was primarily due to:

•

an increase in central shared service expense of $0.3 million as we added infrastructure and centralized certain operations to our corporate office. The added infrastructure was primarily in the areas of sales, compliance and human resources. In addition, we centralized patient scheduling and benefits verification from field locations to our corporate office;

•

an increase in corporate overhead expense of $0.2 million due to $0.3 million of non-recurring legal and other expenses related to potential acquisitions partially offset by $0.1 million related to the timing of stock compensation awards to our board members in 2012 compared to 2011;

•

a decrease in facility operating expenses $0.2 million due to a combination of the centralization of patient scheduling and verification as well as reductions in overhead costs due to organizational restructuring of our operations and renegotiated facility costs at some locations.

•	a decrease in operating expenses of $0.1 million due to the closure of our clinic facilities in Oklahoma in the fourth quarter of 2011.

Bad debt expense for the third quarter of 2012 was flat compared to the third quarter of 2011. Bad debt as a percent of revenue was 8.7% and 8.6% for the third quarters of 2012 and 2011, respectively.

Depreciation and amortization represents the depreciation expense associated with our fixed assets and the amortization attributable to our intangible assets. Depreciation and amortization increased approximately $34,000 or 12.2% during the three months ended September 30, 2012 compared to the third quarter of 2011. The increase is primarily due to the incremental depreciation of leasehold improvements and sleep equipment for new sleep labs and leasehold improvements at our corporate office location.

Net other expense represents interest expense on borrowings reduced by interest income earned on cash and cash equivalents. Net other expense decreased approximately $32,000 or 10.7% during the three months ended September 30, 2012 compared with the third quarter of 2011. The decrease is related to principal reductions made on our borrowings.

Discontinued operations represent the net loss from the operations of East and ApothecaryRx. In May 2011 and December 2010, we completed the sale of substantially all of the assets of East and ApothecaryRx, respectively. As a result, the related assets, liabilities, results of operations and cash flows of East and ApothecaryRx have been classified as discontinued operations. In addition, we have discontinued operations related to our discontinued internet sales division and discontinued film operations. During the third quarter of 2012, the loss from discontinued operations is primarily due to an increase in our estimate for future potential lease liabilities of $0.3 million at our former ApothecaryRx locations that have outstanding lease obligations.

Noncontrolling interests were allocated approximately $45,000 of net loss during the three months ended September 30, 2012 compared with the third quarter of 2011 when noncontrolling interests were allocated approximately $28,000 of net loss. Noncontrolling interests are the equity ownership interests in our SDC Holdings subsidiaries that are not wholly-owned.

Net income (loss) attributable to Graymark Healthcare. Our operations resulted in a net loss of approximately $2.2 million during the third quarter of 2012, compared to a net loss of approximately $1.6 million during the third quarter of 2011.

Discussion of Nine Month Periods Ended September 30, 2012 and 2011

Services revenues increased $0.3 million or 3.4% during the nine months ended September 30, 2012 compared with the first nine months of 2011. Our sleep diagnostic services are performed in two environments, our independent diagnostic testing facilities (“IDTF”) and at contracted client locations (“Hospital/Outreach”). For studies performed in our IDTF locations, we generally bill third-party payors for the sleep study. In our Hospital/ Outreach locations, we are paid a contracted fee per study performed. In our more rural outreach locations, our contracted rates are typically higher due to the additional costs associated with servicing more remote locations. Our urban hospital agreements tend to be at a lower rate due to the reimbursement environment and lower costs to serve.

The increase in revenues from sleep diagnostic services during the first nine months of 2012 compared to the first nine months of 2011 was due to a $0.7 million increase at our Hospital/Outreach locations which was partially offset by a $0.2 million decrease at our IDTF locations and a $0.2 million decrease at our clinic locations.

The $0.7 million increase in our Hospital/Outreach location revenue during the first nine months of 2012 compared to the first nine months of 2011 was due to the following:

•

We transitioned our Tulsa Midtown IDTF location to a contracted hospital location in May 2011. As a result for the first nine months of 2012, revenue from this location is included in our Hospital/Outreach category. This change accounts for $0.2 million of the Hospital/Outreach revenue increase in the first nine months of 2012 compared to the same period in 2011.

•

Revenue from new hospital agreements that commenced operations since the first nine months of 2011 contributed $0.2 million of the revenue increase in the first nine months of 2012 compared to the first nine months of 2011.

•

An increase in overall average reimbursement per sleep study due to a change in the mix of patients between the various facilities at our existing Hospital/Outreach locations in the first nine months of 2012 compared to the first nine months of 2011 resulted in an increase of $0.2 million in revenue.

•

Periodically, we receive revenues from performing research studies at our clinics in Kansas City, Missouri. The volume of research studies is sporadic and is driven by the physicians who lead the studies. During the first nine months of 2012, we performed more research sleep studies compared to the first nine months of 2011. This increase in research studies resulted in an increase of $0.1 million in revenue in compared to the first nine months of 2011.

The $0.2 million decrease in revenue at our IDTF locations compared to the first nine months of 2011 was due to the following:

•

We transitioned our Tulsa Midtown IDTF location to a contracted hospital location in May 2011. As a result for the first nine months of 2012, revenue from this location is included in our Hospital/Outreach category. This change accounts for $0.1 million of the IDTF revenue decrease in the first nine months of 2012 compared to the same period in 2011.

•	A decrease in the volume of sleep studies done at our existing facilities resulted in a $0.4 million decline in revenue in the first nine months of 2012 compared to the first nine months of 2011;

•

A decrease in the overall average reimbursement per sleep study in our existing facilities resulted in a $0.3 million decline in revenue during the first nine months of 2012 compared to the first nine months of 2011. The decrease is due to a combination of a change in mix of the locations where studies were performed and the mix of payors at the various locations.

•	Revenue from new facilities opened since the third quarter of 2011 contributed $0.6 million in revenue compared to the first nine months of 2011.

The $0.2 million decline in revenues related to our clinic services were due to the closing of our clinic service locations in Oklahoma City during the fourth quarter of 2011.

Product sales revenues from our sleep therapy business decreased $0.5 million or 12.2% during the nine months ended September 30, 2012 compared with the first nine months of 2011. The decrease was due to a $0.6 million reduction in revenue from the initial set-up of CPAP devices, partially offset by a $0.1 million increase in revenue from our re-supply business.

The $0.6 million reduction in CPAP set-up revenues was due to a $0.3 million decrease related to the average revenue per set-up performed which was caused by a change in the mix of payors as well as rate reductions from some payors and a $0.3 million decrease due to lower set-up volumes during the first nine months of 2012 compared to the first nine months of 2011. The increase in supply revenue was driven by a $0.4 million increase related to increased volume during the first nine months of 2012 compared to the first nine months of 2011 which was partially offset by $0.2 million decrease caused by lower average reimbursement per shipment.

Cost of services increased $0.3 million or 8.3% during the nine months ended September 30, 2012 compared with the first nine months of 2011. Of the increase in cost of services, $0.3 million was due to the increase in volume during the first nine months of 2012 compared to the first nine months of 2011 driven primarily by new facilities opened since the third quarter of 2011. Cost of services as a percent of service revenue was 42.6% and 40.6% during the nine months ended September 30, 2012 and 2011, respectively.

Cost of sales from our sleep therapy business was flat during the nine months ended June 30, 2012 compared with the first nine months of 2011. Cost of sales as a percent of product sales was 37.2% and 34.0% during the nine months ended September 30, 2012 and 2011, respectively. The increase in cost of sales as a percent of product sales was primarily due to the following:

•

Beginning in July 2011, we began providing monthly supply shipments in our Texas, Oklahoma and Nevada markets. These monthly shipments contain fewer products than our quarterly shipments and, while profitable, the monthly shipments have lower average revenue per shipment than quarterly shipments and a lower margin than CPAP set-ups.

•

During the third quarter of 2011, due to the CPAP prescribing patterns of a few physicians in our Texas and Oklahoma markets, our mix of CPAP equipment shifted to higher cost equipment which caused an increase in the average cost of our CPAP equipment. While we have reduced some of the impact of this shift, we continue to experience higher average CPAP costs in these markets.

•

The mix of therapy business between set-ups and shipments was weighted more towards shipments in the first nine months of 2012 compared to the same period of 2011, which have a lower average margin than set-ups.

Selling, general and administrative expenses increased $1.0 million or 9.5% to $11.0 million or 85% of revenue from $10.0 million or 77% of revenue during the nine months ended September 30, 2012, compared with the first nine months of 2011. The increase in selling, general and administrative expenses was primarily due to:

•

an increase in central shared service expense of $1.2 million as we added infrastructure and centralized certain operations to our corporate office. The added infrastructure was primarily in the areas of sales, compliance and human resources. In addition, we centralized patient scheduling and benefits verification from field locations to our corporate office;

•	an increase in corporate overhead expense of $0.6 million due to non-recurring legal and other expenses related to potential acquisitions;

•

a decrease in facility operating expenses of $0.5 million due to a combination of the centralization of patient scheduling and verification as well as reductions in overhead costs due to organizational restructuring of our operations and renegotiation of facility costs at some locations;

•	a decrease in operating expenses of $0.3 million due to the closure of our clinic facilities in Oklahoma in the fourth quarter of 2011.

Bad debt expense increased $0.4 million to $1.0 million or 7.9% of revenue from $0.6 million or 4.8% of revenue during the nine months ended September 30, 2012, compared with the first nine months of 2011. The increase in our bad debt expense occurred in the first half of 2012 compared to the same period in 2011. This was driven primarily by the aging of our account receivable balances. In the first nine months of 2012, we saw growth in our aging categories over 180 days compared to the first nine months of 2011 where our reserve rates are highest. Additionally, in some of our new locations, physician diagnostic codes were determined to be ineligible for reimbursement by several payors. While we have now addressed the diagnostic coding issue and do not expect it to continue, we incurred higher bad debt expense related to these claims during the first nine months of 2012. Our bad debt expense in the third quarter of 2012 was flat compared to the same period in 2011.

Impairment of goodwill – Based on our current sleep study trends and forecasted cash flows at each business unit, we determined that impairment indicators existed during the second quarter of 2012. Based on assumptions similar to those that market participants would make in valuing our business units, we determined that the carrying value of goodwill related to our sleep centers exceeded their fair value. Accordingly, in June 2012, we recorded a noncash impairment charge on goodwill of $3.0 million.

Depreciation and amortization represents the depreciation expense associated with our fixed assets and the amortization attributable to our intangible assets. Depreciation and amortization increased $0.1 million or 10.0% during the nine months ended September 30, 2012 compared to the first nine months of 2011. The increase is primarily due to the incremental depreciation of leasehold improvements and sleep equipment for new sleep labs and leasehold improvements at our corporate office location.

Net other expense represents interest expense on borrowings reduced by interest income earned on cash and cash equivalents. Net other expense decreased $0.1 million or 14.6% during the nine months ended September 30, 2012 compared with the first nine months of 2011. The decrease is related to principal reductions made on our borrowings.

Discontinued operations represent the net loss from the operations of East and ApothecaryRx. In May 2011 and December 2010, we completed the sale of substantially all of the assets of East and ApothecaryRx, respectively. As a result, the related assets, liabilities, results of operations and cash flows of East and ApothecaryRx have been classified as discontinued operations. In addition, we have discontinued operations related to our discontinued internet sales division and discontinued film operations. During the third quarter of 2012, the loss from discontinued operations is primarily due to an increase in our estimate for future potential lease liabilities of $0.3 million at our former ApothecaryRx locations that have outstanding lease obligations.

Noncontrolling interests were allocated approximately $139,000 of net loss during the nine months ended September 30, 2012 compared with the first nine months of 2011 when noncontrolling interests were allocated approximately $131,000 of net loss. Noncontrolling interests are the equity ownership interests in our SDC Holdings subsidiaries that are not wholly-owned.

Net income (loss) attributable to Graymark Healthcare. Our operations resulted in a net loss of approximately $9.4 million during the first nine months of 2012, compared to a net loss of approximately $4.0 million during the first nine months of 2011.

Liquidity and Capital Resources

Generally our liquidity and capital resource needs are funded from operations, loan proceeds and equity offerings. As of September 30, 2012, our liquidity and capital resources included cash and cash equivalents of $0.1 million and working capital deficit of $19.5 million. As of December 31, 2011, our liquidity and capital resources included cash and cash equivalents of $4.9 million and working capital of $3.9 million.

Cash used in operating activities from continuing operations was $3.7 million during the nine months ended September 30, 2012 compared to $4.7 million for the first nine months of 2011. During the nine months ended September 30, 2012, the primary uses of cash from operating activities from continuing operations were cash required to fund losses from continuing operations (net of non-cash adjustments) of $4.1 million and an increase in accounts receivable and other assets totaling $1.6 million. During the nine months ended September 30, 2011, the primary uses of cash from operating activities from continuing operations were cash required to fund losses from continuing operations (net of non-cash adjustments) of $2.8 million, a net reduction of accounts payable and accrued liabilities totaling $0.6 million, and an increase in accounts receivable and other assets totaling $1.3 million. The primary sources of cash from operating activities from continuing operations during the first nine months of 2012 was a net increase in accounts payable and accrued liabilities of $2.0 million.

Cash provided by discontinued operations for the nine months ended September 30, 2012 was $0.6 million compared to $0.2 million for the first nine months of 2011. Cash provided by discontinued operations for the nine months ended September 30, 2012, included $1.0 million received from the final proceeds of the ApothecaryRx Indemnity Escrow Fund.

Net cash used by investing activities from continuing operations during the nine months ended September 30, 2012 was $1.0 million compared to the first nine months of 2011 when investing activities from continuing operations provided approximately $32,000. Investing activities during the first nine months of 2012 were primarily related to the purchase of leasehold improvements and sleep equipment for new sleep labs and leasehold improvements at our corporate office location.

There were no investing activities from discontinued operations during the nine months ended September 30, 2012. Net cash provided by investing activities from discontinued operations during the nine months ended September 30, 2011 was $2.5 million. In May 2011, we sold substantially all of the assets of East for $2.5 million.

Net cash used by financing activities from continuing operations during the nine months ended September 30, 2012 was $0.7 million compared to the first nine months of 2011 when financing activities from continuing operations provided $6.8 million. During the nine months ended September 30, 2012 and 2011, we made debt payments of $2.1 million and $3.5 million, respectively. During the nine months ended September 30, 2012 and 2011, we received $1.4 and $1.0 million, respectively, in debt proceeds. During the nine months ended September 30, 2011, we raised $6.9 million and $2.0 million in a public offering and private placement offering, respectively. In addition, $1.0 million of debt proceeds received in the nine months ended September 30, 2011 was converted into shares of our common stock during such period.

As of September 30, 2012, we had an accumulated deficit of approximately $44.5 million and reported a net loss of approximately $9.4 million for the nine months then ending. In addition, we used approximately $3.7 million in cash from operating activities from continuing operations during the nine months ending September 30, 2012. In August 2012, we executed a definitive agreement to purchase Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (collectively “Foundation”) for 35 million shares of our common stock and a warrant for the purchase of 4 million shares of our common stock at an exercise price of $1.50 (assuming conversion of the shares of preferred stock which was to be issued at closing). The Foundation acquisition has not closed and we do not believe that it will close in its current form due to certain external factors including the inability to obtain the consent of certain preferred interest holders of certain subsidiaries of Foundation. We are working on an alternative structure for the Foundation transaction, but there is no assurance that the Foundation acquisition will be closed. On November 12, 2012, we executed a subscription agreement with Graymark Investments, LLC (doing business as Oklahoma Health Partners (“OHP”)) in which OHP agreed to purchase 1,444,445 shares of our common stock for $650,000 ($0.45 per share). The proceeds from OHP were received on November 13, 2012 and will be used to fund our operations. Including the stock proceeds from OHP, management estimates that we have enough cash to operate through December 31, 2012. We also plan on raising equity capital or issuing additional debt in the near term to meet the Company’s additional cash needs in 2013. Historically, we have been able to raise the capital necessary to fund our operation and growth, but there is no assurance that we will be successful in raising the necessary capital to fund our operations. These uncertainties raise substantial doubt regarding our ability to continue as a going concern. The consolidated condensed financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Arvest Credit Facility

Effective May 21, 2008, we entered into a loan agreement with Arvest Bank (the “Arvest Credit Facility”). The Arvest Credit Facility consolidated the prior loan to our subsidiaries, SDC Holdings and ApothecaryRx in the principal amount of $30 million (referred to as the “Term Loan”) and provided an additional credit facility in the principal amount of $15 million (the “Acquisition Line”) for total principal of $45 million. The Loan Agreement was subsequently amended in January 2009, May 2009 and July 2010. On December 20, 2010 we executed an Amended and Restated Loan Agreement (the “Loan Agreement”) with Arvest Bank which was subsequently amended in April 2012, August 2012 and October 2012. As of September 30, 2012, the outstanding principal amount of the Arvest Credit Facility was $17.0 million.

Personal Guaranties. Oliver Company Holdings, LLC, Roy T. Oliver, The Roy T. Oliver Revocable Trust, Stanton M. Nelson, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely and Lewis P. Zeidner (the “Guarantors”) have each executed separate guaranties for the payment of certain of our obligations owed to Arvest Bank and our performance under the Loan Agreement and related documents. The initial liability of each Guarantor is limited to the Guarantor Pro Rata Percentage (on a several basis) times the Guaranteed Amount ($15 million) and is not reduced by payments made by us or another Guarantor until such time as (i) the obligation of Arvest Bank to make advances under the loan has terminated and (ii) the unpaid principal balance of the Loan and other obligations of the Borrowers under the Loan Agreement is reduced below the Guaranteed Amount ($15 million). Initially, the Guarantor Pro Rata Percentage was in proportion to the Guarantor’s ownership of our common stock holdings as of a certain date.

In conjunction with the employment termination of Mr. Luster, we agreed to obtain release of his guaranty. The January 2009 Amendment released Mr. Luster from his personal guaranty and the personal guaranties of the other Guarantors were increased, other than the guaranties of Messrs. Salalati and Ely. During the third quarter of 2010, Mr. Oliver and Mr. Nelson assumed the personal guaranty liability of Mr. Salalati.

Furthermore, the Guarantors agreed not to sell, transfer or otherwise dispose of or create, assume or suffer to exist any pledge, lien, security interest, charge or encumbrance on our common stock shares owned by them that exceeds, in one or an aggregate of transactions, 20% of the respective common stock shares owned by such Guarantor at May 21, 2008, except after notice to Arvest Bank. Each Guarantor has also agreed not to sell, transfer or permit to be transferred voluntarily or by operation of law assets owned by such Guarantor that would materially impair the financial worth of the Guarantor or Arvest Bank’s ability to collect the full amount of such Guarantor’s obligations.

Maturity Dates. Each advance or tranche of the Acquisition Line will become due on the sixth anniversary of the first day of the month following the date of advance or tranche (the “Tranche Note Maturity Date”). The maturity dates of each tranche of debt under the Acquisition Line range from June 2014 to August 2015. The Term Loan will become due on May 21, 2014.

Interest Rate. The outstanding principal amounts of Acquisition Line and Term Loan bear interest at the greater of the prime rate as reported in the “Money Rates” section of The Wall Street Journal (the “WSJ Prime Rate”) or 6% (“Floor Rate”). Prior to June 30, 2010, the Floor Rate was 5%. The WSJ Prime Rate is adjusted annually, subject to the Floor Rate, then in effect on May 21 of each year of the Term Loan and the anniversary date of each advance or tranche of the Acquisition Line. In the event of our default under the terms of the Arvest Credit Facility, the outstanding principal will bear interest at the per annum rate equal to the greater of 15% or the WSJ Prime Rate plus 5%.

Interest and Principal Payments. Provided we are not in default, the Term Note is payable in quarterly payments of accrued and unpaid interest on each September 1, December 1, March 1, and June 1. Commencing on September 1, 2011, and quarterly thereafter on each December 1, March 1, June 1 and September 1, we are obligated to make equal payments of principal and interest calculated on a seven-year amortization of the unpaid principal balance of the Term Note as of June 1, 2011 at the then current WSJ Prime Rate or Floor Rate, and adjusted annually thereafter for any changes to the WSJ Prime Rate or Floor Rate as provided herein. The entire unpaid principal balance of the Term Note plus all accrued and unpaid interest thereon will be due and payable on May 21, 2014.

Furthermore, each advance or tranche of the Acquisition Line is repaid in quarterly payments of interest only for up to three years and thereafter, principal and interest payments based on a seven-year amortization until the balloon payment on the Tranche Note Maturity Date. We agreed to pay accrued and unpaid interest only at the WSJ Prime Rate or Floor Rate in quarterly payments on each advance or tranche of the Acquisition Line for the first three years of the term of the advance or tranche commencing three months after the first day of the month following the date of advance and on the first day of each third month thereafter. Commencing on the third anniversary of the first quarterly payment date, and each following anniversary thereof, the principal balance outstanding on an advance or tranche of the Acquisition Line, together with interest at the WSJ Prime Rate or Floor Rate on the most recent anniversary date of the date of advance, will be amortized in quarterly payments over a seven-year term beginning on the third anniversary of the date of advance, and recalculated each anniversary thereafter over the remaining portion of such seven-year period at the then applicable WSJ Prime Rate or Floor Rate. The entire unpaid principal balance of the Acquisition Line plus all accrued and unpaid interest thereon will be due and payable on the respective Tranche Note Maturity Date.

Use of Proceeds. All proceeds of the Term Loan were used solely for the funding of the acquisition and refinancing of the existing indebtedness and loans owed to Intrust Bank, the refinancing of the existing indebtedness owed to Arvest Bank; and other costs we incurred by Arvest Bank in connection with the preparation of the loan documents, subject to approval by Arvest Bank.

The proceeds of the Acquisition Line are to be used solely for the funding of up to 70% of either the purchase price of the acquisition of existing pharmacy business assets or sleep testing facilities or the startup costs of new sleep centers and other costs incurred by us or Arvest Bank in connection with the preparation of the Loan Agreement and related documents, subject to approval by Arvest Bank.

Collateral. Payment and performance of our obligations under the Arvest Credit Facility are secured by the personal guaranties of the Guarantors and in general our assets. If we sell any assets which are collateral for the Arvest Credit Facility, then subject to certain exceptions and without the consent of Arvest Bank, such sale proceeds must be used to reduce the amounts outstanding to Arvest Bank.

Debt Service Coverage Ratio. Based on the latest four rolling quarters, we agreed to continuously maintain a “Debt Service Coverage Ratio” of not less than 1.25 to 1. Debt Service Coverage Ratio is, for any period, the ratio of:

•

the net income of Graymark Healthcare (i) increased (to the extent deducted in determining net income) by the sum, without duplication, of our interest expense, amortization, depreciation, and non-recurring expenses as approved by Arvest, and (ii) decreased (to the extent included in determining net income and without duplication) by the amount of minority interest share of net income and distributions to minority interests for taxes, if any, to

•	the annual debt service including interest expense and current maturities of indebtedness as determined in accordance with generally accepted accounting principles.

If we acquire another company or its business, the net income of the acquired company and the new debt service associated with acquiring the company may both be excluded from the Debt Service Coverage Ratio, at our option.

Positive EBITDA. Beginning on March 31, 2013, and on the last day of each quarter thereafter, our EBITDA (“earnings before interest, taxes, depreciation and amortization”) must be positive for such immediately ended quarter. “Positive EBITDA” for any period means the net income for that period: (a) plus the following for such period to the extent deducted in calculating such net income, without duplication: (i) interest expense, (ii) all income tax expense; (iii) depreciation and amortization expense; and (iv) non-cash charges constituting intangible impairment charges, equity compensation and fixed asset impairment charges; (b) but, and in all cases, excluding from the calculation of EBITDA: (i) any extraordinary items (as determined in accordance with GAAP); and (ii) onetime or non-recurring gains or losses associated with the sale or disposition of any business, asset, contract or lease.

Compliance with Financial Covenants. As of September 30, 2012, our Debt Service Coverage Ratio was less than 1.25 to 1 which will be the required ratio under our Loan Agreement for each quarterly period beginning after March 31, 2013. In addition, beginning on March 31, 2013, we must have Positive EBITDA (“earnings before interest, taxes, depreciation and amortization”), as defined by Arvest Bank, for the previous three month period. Historically, we have been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults.

Default and Remedies. In addition to the general defaults of failure to perform our obligations and those of the Guarantors, collateral casualties, misrepresentation, bankruptcy, entry of a judgment of $50,000 or more, failure of first liens on collateral, default also includes our delisting by OTC Bulletin Board or other similar over-the-counter market. In the event a default is not cured within 10 days or in some case five days following notice of the default by Arvest Bank (and in the case of failure to perform a payment obligation for three times with notice), Arvest Bank will have the right to declare the outstanding principal and accrued and unpaid interest immediately due and payable.

Deposit Account Control Agreement. Effective June 30, 2010, we entered into a Deposit Control Agreement (“Deposit Agreement”) with Arvest Bank and Valliance Bank covering the deposit accounts that we have at Valliance Bank. The Deposit Agreement requires Valliance Bank to comply with instructions originated by Arvest Bank directing the disposition of the funds held by us at Valliance Bank without our further consent. Without Arvest Bank’s consent, we cannot close any of our deposit accounts at Valliance Bank or open any additional accounts at Valliance Bank. Arvest Bank may exercise its rights to give instructions to Valliance Bank under the Deposit Agreement only in the event of an uncured default under the Loan Agreement, as amended.

Financial Commitments

Our future commitments under contractual obligations by expected maturity date at September 30, 2012 are as follows:

	< 1 year	1-3 years	3-5 years	> 5 years	Total
Long-term debt(1)	$19,508,244	$165,469	$—	$—	$19,673,713
Operating leases	1,441,992	1,863,625	1,085,034	1,882,405	6,273,056
Other long-term liabilities(2)	117,283	117,282	—	—	234,565

	$21,067,519	$2,146,376	$1,085,034	$1,882,405	$26,181,334

(1)	Includes principal and interest obligations.
(2)	Represents contingent purchase consideration on our acquisition of Village Sleep Center in December 2011.

CRITICAL ACCOUNTING POLICIES

The consolidated condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. For a complete discussion of all our significant accounting policies please see our 2011 annual report on Form 10-K. Some of the more significant estimates include revenue recognition, allowance for contractual adjustments and doubtful accounts, and goodwill and intangible asset impairment. We use the following methods to determine our estimates:

Revenue recognition – Sleep center services and product sales are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payers. Insurance benefits are assigned to us and, accordingly, we bill on behalf of our customers. For our sleep diagnostic business, we estimate the net realizable amount based primarily on the contracted rates stated in the contracts we have with various payors. We have used this method to determine the net revenue for the business acquired from somniCare, Inc. and somniTech, Inc. (“Somni”) since the date of the acquisition in 2009 and for our remaining sleep diagnostic business since the fourth quarter of 2010. We do not anticipate any future changes to this process. In our historic sleep therapy business, the business has been predominantly out-of-network and as a result, we have not had contract rates to use for determining net revenue for a majority of our payors. For this portion of the business, we perform a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. In the analysis, we calculate the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor. The key assumption in this process is that actual reimbursement history is a reasonable predictor of the future reimbursement for each payor at each facility. We expect to transition our historic sleep therapy business to the same process currently used for our sleep diagnostic business in 2013. This change in process and assumptions for our historic sleep therapy business is not expected to have a material impact on future operating results.

For certain sleep therapy and other equipment sales, reimbursement from third-party payers occur over a period of time, typically 10 to 13 months. We recognize revenue on these sales as payments are earned over the payment period stipulated by the third-party payor.

We have established an allowance to account for contractual adjustments that result from differences between the amount billed and the expected realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for contractual adjustments and are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to our collection procedures. Revenues are reported net of such adjustments.

Due to the nature of the healthcare industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have a material impact on our operating results and cash flows in subsequent periods. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

The patient and their third party insurance provider typically share in the payment for our products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network. Due to uncertainties surrounding deductible levels and the number of out-of-network patients, we are not certain of the full amount of patient responsibility at the time of service. We estimate amounts due from patients prior to service and attempt to collect those amounts prior to service. Remaining amounts due from patients are then billed following completion of service.

Cost of Services and Sales – Cost of services includes technician labor required to perform sleep diagnostics, fees associated with scoring and interpreting the results of the sleep study and disposable supplies used in providing sleep diagnostics. Cost of sales includes the acquisition cost of sleep therapy products sold. Costs of services are recorded in the time period the related service is provided. Cost of sales is recorded in the same time period that the related revenue is recognized. If the revenue from the sale is recognized over a specified period, the product cost associated with that sale is recognized over that same period. If the revenue from a product sale is recognized in one period, the cost of sale is recorded in the period the product was sold.

Accounts Receivable – Accounts receivable are reported net of allowances for contractual adjustments and doubtful accounts. The majority of our accounts receivable is due from private insurance carriers, Medicare and Medicaid and other third-party payors, as well as from customers under co-insurance and deductible provisions.

Third-party reimbursement is a complicated process that involves submission of claims to multiple payers, each having its own claims requirements. Adding to this complexity, a significant portion of our historical therapy business has been out-of-network with several payors, which means we do not have defined contracted reimbursement rates with these payors. For this reason, our systems report this revenue at a higher gross billed amount, which we adjusted to an expected net amount based on historic payments. We expect to migrate our historical therapy business to the same process used in our sleep diagnostic business in 2013. As we continue to move more of our business to in-network contracting, the level of reserve related to contractual allowances is expected to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. As these accounts age, the risk of collection increases and the resulting reserves for bad debt expense reflect this longer payment cycle. We have established an allowance to account for contractual adjustments that result from differences between the amounts billed to customers and third-party payers and the expected realizable amounts. The percentage and amounts used to record the allowance for doubtful accounts are supported by various methods including current and historical cash collections, contractual adjustments, and aging of accounts receivable.

We offer payment plans to patients for amounts due from them for the sales and services we provide. For patients with a balance of $500 or less, we allow a maximum of three months for the patient to pay the amount due. For patients with a balance over $500, we allow a maximum of six months to pay the full amount due. The minimum monthly payment amount for both plans is calculated based on the down payment and the remaining balance divided by three or six months, respectively.

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, we utilize a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 60 days from the initial statement. If the patient is on a payment program, these efforts begin within 30 days of the patient failing to make a planned payment. For our diagnostic patients, we submit patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For our therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 240 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is our policy to write-off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by our collection agency, the amounts previously written-off are accounted for as a recovery of bad debt. For amounts due from third party payors, it is our policy to write-off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

Included in accounts receivable are earned but unbilled receivables. Unbilled accounts receivable represent charges for services delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of services or equipment and supplies to customers, we perform certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable is recorded at net amounts expected to be paid by customers and third-party payers. Billing delays, ranging from several weeks to several months, can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and new sleep centers awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payer does not accept the claim for payment, the customer is ultimately responsible.

A summary of the Days Sales Outstanding (“DSO”) and management’s expectations follows:

	September 30, 2012		December 31, 2011
	Actual	Expected	Actual	Expected
Sleep diagnostic business	70.28	65 to 70	63.52	55 to 60
Sleep therapy business	67.40	65 to 70	71.45	65 to 70

We maintained our expected DSO for our sleep diagnostic business from second quarter levels due to a mix of competing factors impacting our accounts receivable in the third quarter. We were successful in our efforts to clear certain older A/R amounts from our receivables though a combination of collections and write offs. This was offset by payment timing delays as we transitioned some locations to provider based billing agreements during the quarter, and delays from certain government payors in processing claims. We expect to continue to improve our collection efforts and resolve several of the outstanding items extending our DSO during the fourth quarter, which should result in some improvement in DSO, however we currently project our expected DSO will remain consistent.

As expected, we saw continued improvement in our therapy DSO we continued to improve our collections in this area and did not have the offsetting short term collection issues we incurred in our diagnostic business. As a result, we lowered our expected DSO level for the third quarter and expect to maintain this lower expectation for the balance of the year.

Goodwill and Intangible Assets – Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill and other indefinitely-lived intangible assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment of goodwill.

Intangible assets other than goodwill which include customer relationships, customer files, covenants not to compete, trademarks and payor contracts are amortized over their estimated useful lives using the straight line method. The remaining lives range from three to fifteen years. We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.

Recently Adopted and Recently Issued Accounting Guidance

Adopted Guidance

In July 2011, the FASB issued “Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” (ASU 2011-07), which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about our policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011, and was adopted by us on January 1, 2012. This ASU applies to health care entities that recognize significant amounts of patient service revenue at the time services are rendered even though it has not assessed the patient’s ability to pay. We evaluate the collectability of payments at the time of service for substantially all of its business and as a result, we have determined that the reporting provisions in the ASU do not apply to us.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. These changes became effective for us for any goodwill impairment test performed on January 1, 2012 or later. The adoption of these changes did not have a material impact on our consolidated financial statements.

Cautionary Statement Relating to Forward Looking Information

We have included some forward-looking statements in this section and other places in this report regarding our expectations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, business plans or objectives, levels of activity, performance or achievements, or industry results, to be materially different from any future results, business plans or objectives, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies that involve risks and uncertainties. You should read statements that contain these words carefully because they

•	discuss our future expectations;

•	contain projections of our future operating results or of our future financial condition; or

•	state other “forward-looking” information.

We believe it is important to discuss our expectations; however, it must be recognized that events may occur in the future over which we have no control and which we are not accurately able to predict. Readers are cautioned to consider the specific business risk factors described in this report and our Annual Report on Form 10-K and not to place undue reliance on the forward-looking statements contained in this report or our Annual Report, which speak only as of the date of this report or the date of our Annual Report. We undertake no obligation to publicly revise forward-looking statements to reflect events or circumstances that may arise after the date of this report.

Item 3. Quantitative and Qualitative Disclosures about Market Risk.

We are a smaller reporting entity as defined in Rule 12b-2 of the Exchange Act and as such, are not required to provide the information required by Item  305 of Regulation S-K with respect to Quantitative and Qualitative Disclosures about Market Risk.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management (with the participation of our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of September 30, 2012. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer concluded that these disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

In the normal course of business, we may become involved in litigation or in legal proceedings. We are not aware of any such litigation or legal proceedings, that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition and results of operations.

Item 1A. Risk Factors.

Except as noted below, there have been no material changes from the risk factors previously disclosed in our 2011 Annual Report on Form 10-K.

If we are unable to close the acquisition of the ambulatory surgery center and surgical hospital businesses of Foundation Healthcare Affiliates or raise additional debt or equity financing we may be unable to continue operations and could be forced to substantially curtail operations or cease operations all together.

We previously announced our execution of a definitive agreement to acquire Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC from Foundation Healthcare, LLC. The ultimate consummation of such transaction is subject to a number of closing conditions and the receipt of third party consents, including from Arvest Bank, our secured lender, as well as secured lenders to and preferred members of certain subsidiaries of Foundation. As of September 30, 2012, we had cash of approximately $0.1 million and for the nine months then ended, we used $3.7 million of cash in operating activities. On November 12, 2012, we executed a subscription agreement with Graymark Investments, LLC (doing business as Oklahoma Health Partners (“OHP”)) in which OHP agreed to purchase 1,444,445 shares of our common stock for $650,000 ($0.45 per share). The proceeds from OHP were received on November 13, 2012 and will be used to fund our operations. Including the stock proceeds from OHP, we expect to have enough cash to fund operations into December 2012, but not thereafter. In order to fund operations into December 2012, we have taken, and will continue to take, measures to allow us to extend our ability to operate, including increasing the time for payment of our accounts payable. Due to delays in payments of our accounts payable, certain of our vendors have, from time to time, delayed services or shipment of products to us until payment of owed amounts. If we continue to meaningfully delay payment of our accounts payable, our business may be materially adversely affected by our vendors refusal to provide services or product to us. If we are unable to consummate the Foundation acquisition in a timely manner or raise additional funds, we may be forced to substantially scale back operations or entirely cease operations and discontinue our business.

Our common stock is quoted on the OTCQB, which may limit the liquidity and price of our common stock more than if our common stock quoted or listed on or a national securities exchange.

Our common stock is currently quoted on the OTCQB, an inter-dealer automated quotation system for equity securities not listed on a national securities exchange. Quotation of our common stock on the OTCQB may limit the liquidity and price of our common stock more than if our common stock was quoted or listed on a national securities exchange. Some investors may perceive our common stock to be less attractive because they are traded in the over-the-counter market. In addition, as an OTCQB company, we do not attract the extensive analyst coverage that accompanies companies listed on a national securities exchange. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. In addition, holders of our common stock may face restrictions on the resale of our common stock due to state “blue sky” laws. These factors may have an adverse impact on the trading and price of our common stock.

Our securities are “Penny Stock” and subject to specific rules governing their sale to investors.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for our shareholders to sell shares of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Investors may experience dilution of their ownership interests because of the future issuance of additional shares of our common stock.

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of common stock may create downward pressure on the trading price of the common stock. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with any capital raising efforts, including at a price (or exercise prices) below the price at which shares of our common stock are currently traded on the OTCQB.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

On November 12, 2012, we executed a subscription agreement with Graymark Investments, LLC (doing business as Oklahoma Health Partners (“OHP”)) in which OHP agreed to purchase 1,444,445 shares of our common stock for $650,000 ($0.45 per share). The proceeds from OHP were received on November 13, 2012 and will be used to fund our operations. No underwriters were utilized in this transaction. This was a private placement to a single investor with whom we have a prior relationship and who represented to us that it is an accredited investor and we issued the securities pursuant to an exemption from registration requirements of Section 4(2) of the Securities Act of 1933, as amended.

Item 3. Defaults Upon Senior Securities.

We do not have anything to report under this Item.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

See Item 2 for unregistered sale of equity securities that occurred on November 13, 2012.

Item 6. Exhibits.

(a) Exhibits:

Exhibit No.	Description

2.1+	Membership Interest Purchase Agreement, dated August 13, 2012, among Graymark Healthcare, Inc., TSH Acquisition, LLC and Foundation Healthcare Affiliates, LLC, is incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 17, 2012.

2.2	Amendment to Membership Interest Purchase Agreement, dated as of September 28, 2012, among Graymark Healthcare, Inc., TSH Acquisition, LLC and Foundation Healthcare Affiliates, LLC, is incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 4, 2012.

10.1	Second Amendment to Amended and Restated Loan Agreement dated August 31, 2012 by and among Graymark Healthcare, Inc., SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, and Arvest Bank, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 17, 2012.

10.2	Promissory Note, dated August 31, 2012, in favor of Roy T. Oliver, is incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 17, 2012.

10.3	Third Amendment to Amended and Restated Loan Agreement by and among Graymark Healthcare, Inc., SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, and Arvest Bank., is incorporated by reference to Exhibit 10.1 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on November 1, 2012.

10.4	Subscription Agreement executed with Graymark Investments, LLC on November 12, 2012 (furnished herewith).

31.1	Certification of Stanton Nelson, Chief Executive Officer of Registrant (furnished herewith).

31.2	Certification of Mark R. Kidd, Chief Financial Officer of Registrant (furnished herewith).

31.3	Certification of Grant A. Christianson, Chief Accounting Officer of Registrant (furnished herewith).

32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 of Stanton Nelson, Chief Executive Officer of Registrant (furnished herewith).

32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 of Mark R. Kidd, Chief Financial Officer of Registrant (furnished herewith).

32.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 of Grant A. Christianson, Chief Accounting Officer of Registrant (furnished herewith).

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

+	The schedules and exhibits to the Membership Interest Purchase Agreement are not being filed herewith. The Membership Interest Purchase Agreement contains a list briefly identifying the contents of the schedules and exhibits to such document. The Registrant undertakes to furnish supplementally a copy of any omitted schedule and exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRAYMARK HEALTHCARE, INC.
(Registrant)

	By:	/S/ STANTON NELSON
Stanton Nelson
Chief Executive Officer
(Principal Executive Officer)

Date: November 14, 2012

	By:	/S/ MARK R. KIDD
Mark R. Kidd
Chief Financial Officer
(Principal Financial Officer)

Date: November 14, 2012

	By:	/S/ GRANT A. CHRISTIANSON
Grant A. Christianson
Chief Accounting Officer
(Principal Accounting Officer)

Date: November 14, 2012

Exhibit 10.4

SUBSCRIPTION AGREEMENT

Graymark Healthcare, Inc.

204 N. Robinson, Suite 400

Oklahoma City, OK 73102

Gentlemen:

This Subscription Agreement is entered into this 12th day of November, 2012 between Graymark Healthcare, Inc. (the “Company”) and the undersigned. This Subscription Agreements is in connection with the private placement by the Company of $650,000.25 of its common stock, par value $0.0001 per share (the “Common Stock”) at a purchase price of $0.45 per share of Common Stock.

A. Subscription. The undersigned hereby subscribes for the purchase of the number of shares Common Stock, and tenders to the Company this Subscription Agreement, fully executed, and a check or wire transfer of immediately available funds in the amount of the aggregate purchase price of the number of Common Stock subscribed for purchase pursuant hereto.

The undersigned hereby agrees that this Subscription Agreement is irrevocable by the undersigned upon delivery to the Company, except as otherwise provided by applicable federal and state securities laws.

B. Representations. The undersigned hereby unconditionally represents and warrants to the Company, and its agents, officers, directors, affiliates and control persons, that:

1. The undersigned acknowledges that the Company files Current, Quarterly, Annual and other Reports with the U.S. Securities and Exchange Commission and the shares of Common Stock are listed on the OTCQB market under the symbol “GRMH.”

2. The undersigned is acquiring the Common Stock and will receive and hold the Common Stock for investment purposes only and not with a view to, or in connection with, a distribution of any part or all of the Common Stock and will not sell, transfer, assign, encumber or otherwise dispose of the Common Stock in the absence of an effective registration statement covering the Common Stock shares under the Securities Act of 1933, as amended (the “1933 Act”), and applicable state securities laws, or without an opinion of counsel, which opinion must be satisfactory to the Company, that registration is not required thereunder.

3. The undersigned confirms that, in making the decision to purchase the Common Stock subscribed for purchase, the undersigned has relied upon independent investigations made by the undersigned, or the undersigned’s representatives, including the undersigned’s own professional advisers, and that the undersigned and such representatives have been given the opportunity to examine all documents and to ask questions of, and to receive answers from, the Company or any person(s) acting on its behalf concerning the Company and the terms of this transaction, and that no representations have been made to the undersigned concerning the Common Stock or the Company or its businesses or other matters.

4. The undersigned understands that the Common Stock are being offered for sale pursuant to an exemption from registration under the 1933 Act and Rule 506 of Regulation D promulgated thereunder, and represents and warrants that the Common Stock subscribed for are being acquired by the undersigned solely for the undersigned’s own account for investment purposes only; that the undersigned has no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any part of the Common Stock subscribed for hereby or which would guarantee the undersigned any profit or protect the undersigned against any loss with respect to the Common Stock; that the undersigned has no present plans to enter into any such agreement or arrangement; and that the undersigned is able to bear the economic risk of the investment in the Common Stock for an indefinite period of time.

5. The undersigned understands and acknowledges that each certificate evidencing the Common Stock shares to be issued to the undersigned will bear a restrictive legend substantially in the form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE OKLAHOMA SECURITIES ACT OR THE SECURITIES LAWS OF ANY OTHER STATE. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR THE SECURITIES LAWS OF ANY OTHER STATE OR AN OPINION OF COUNSEL OR OTHER DOCUMENTATION SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR ACTS.

6. The undersigned understands that the Common Stock will not be transferable, except pursuant to registration or a registration exemption under the 1933 Act (including Rule 144 promulgated thereunder) and the applicable state securities laws, unless registered under the 1933 Act and applicable state laws. The undersigned has no need of immediate liquidity with respect to the undersigned’s investment in the Common Stock.

7. The undersigned hereby represents that the undersigned is an “accredited investor” as defined in Rule 501(a) of Regulation D, promulgated under the 1933 Act

8. The information set forth herein may be relied upon by the Company and as true and correct as of the date hereof. The undersigned acknowledges and understands that such information is being furnished so that the Company and can evaluate whether an investment in the Common Stock shares is suitable for the undersigned and this Subscription Agreement may be accepted by the Company. The undersigned understands that the Common Stock shares will not be registered under the 1933 Act in reliance upon exemptions from registration provided by the 1993 Act and Regulation D promulgated thereunder and under exemptions available from the registration or qualification requirements under applicable state securities laws. The undersigned is aware that the Company and will rely upon the representations and warranties set forth herein, in part, in determining whether the Offering meets the conditions specified in Rule 506 and other provisions of Regulation D promulgated under the 1933 Act and under exemptions available from the registration or qualification requirements under applicable state securities laws.

9. The undersigned agrees that the representations and warranties contained herein shall survive the undersigned’s purchase of the Common Stock shares of the Company.

C. General Information.

1. Any notice provided to the Company pursuant to this Subscription Agreement shall be provided to:

With a copy to:
Graymark Healthcare, Inc.	Greenberg Traurig LLP
204 N. Robinson, Suite 400	One International Place
Oklahoma City, OK 73102	Boston, MA 02110
Attn: Chief Executive Officer	Attn: Robert E. Puopolo, Esq.

2. The undersigned hereby agrees to wire transfer the Aggregate Purchase Price to Valliance Bank in accordance with the following wiring instructions:

BANK:	VALLIANCE BANK
BANK ADDRESS:	1601 NW EXPRESSWAY, SUITE 100, OKC, OK 73118
ACCOUNT NAME:	GRAYMARK HEALTHCARE, INC.
ACCOUNT NUMBER:	0107000184
ABA NUMBER:	103013017
FOR BENEFIT OF:	GRAYMARK HEALTHCARE, INC.
REFERENCE:	[INVESTOR NAME]

3. The undersigned’s federal employer identification number is 26-1699176.

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4. This Subscription Agreement may be executed and delivered (including by facsimile or other electronic transmission and any counterpart so delivered shall be deemed to have been delivered and be valid and effective for all purposes) in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oklahoma, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

THE UNDERSIGNED’S EXECUTION SIGNATURE INVESTOR NAME: Graymark Investments, LLC

By:	/s/ Michael B. Horrell
Name:	Michael B. Horrell
Title:	Manager

Address:

Number of Shares of Common Stock: 1,444,445

Aggregate Purchase Price: $650,000.25

ACCEPTANCE OF SUBSCRIPTION AGREEMENT Accepted this 12th day of November, 2012. GRAYMARK HEALTHCARE, INC.

By:	/s/ Stanton Nelson
Stanton Nelson, Chief Executive Officer

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EXHIBIT 31.1

CERTIFICATION

I, Stanton Nelson, certify that:

1. I have reviewed this Form 10-Q for the period ended September 30, 2012 of Graymark Healthcare, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to us by others within those entities, particularly during the period in which this report was being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2012

/S/ STANTON NELSON

Stanton Nelson

Chief Executive Officer

(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Mark R. Kidd, certify that:

1. I have reviewed this Form 10-Q for the period ended September 30, 2012 of Graymark Healthcare, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to us by others within those entities, particularly during the period in which this report was being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2012

/S/ MARK R. KIDD

Mark R. Kidd

Chief Financial Officer

(Principal Financial Officer)

EXHIBIT 31.3

CERTIFICATION

I, Grant A. Christianson, certify that:

1. I have reviewed this Form 10-Q for the period ended September 30, 2012 of Graymark Healthcare, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to us by others within those entities, particularly during the period in which this report was being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2012

/S/ GRANT A. CHRISTIANSON

Grant A. Christianson

Chief Accounting Officer

(Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), I, the undersigned Chief Executive Officer of Graymark Healthcare, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2012 (the “Quarterly Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2012	/S/ STANTON NELSON
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), I, the undersigned Chief Financial Officer of Graymark Healthcare, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2012 (the “Quarterly Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2012	/S/ MARK R. KIDD
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), I, the undersigned Chief Accounting Officer of Graymark Healthcare, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2012 (the “Quarterly Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2012	/S/ GRANT A. CHRISTIANSON
Chief Accounting Officer
(Principal Accounting Officer)